Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

July 6, 2017

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Kimberly Browning

Re:	Manning & Napier Fund, Inc. (the “Fund”)
Pre-Effective Amendment No. 2 to the
Registration Statement on Form N-14
(File No. 333-217358)

Ladies and Gentlemen:

The Fund filed a Registration Statement on Form N-14 (File No. 333-217358) on April 18, 2017, filed a Pre-Effective Amendment No. 1 to such Registration Statement on May 24, 2017 and further amended such Registration Statement by filing Pre-Effective Amendment No. 2 to such Registration Statement on July 3, 2017. Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Fund hereby requests that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 of the Fund be accelerated so that such Pre-Effective Amendment will become effective at 10:00 a.m., Eastern Time, on July 6, 2017, or as soon thereafter as practicable.

In connection with this request, Manning & Napier Investor Services, Inc., the underwriter for the Fund, has also signed this letter requesting acceleration.

Very truly yours,

Manning & Napier Fund, Inc.	Manning & Napier Investor Services, Inc.

/s/ Michele Mosca	/s/ Michele Mosca

By: Michele Mosca	By: Michele Mosca

Title: President	Title: President